Exhibit 99.1

Vitru Limited Received Final Antitrust Clearance for the Investment by Crescera

Florianópolis, Brazil, November 8, 2022 – Vitru Limited, or Vitru (Nasdaq: VTRU), announced today that the 15-day period from the date of the publication of the decision by the General Superintendence of CADE (Administrative Council for Economic Defense – Brazilian antitrust authority) in the Brazilian Official Gazette approving, without any restrictions, the transactions contemplated by the investment agreement with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (“Crescera” and “Investment Agreement”, respectively) has lapsed and, pursuant to the applicable Brazilian legislation, CADE’s decision became final.

The closing of Crescera’s investment in Vitru is expected to take place in the fourth quarter of 2022, subject to customary closing conditions. Pursuant to the Investment Agreement, Crescera has agreed to subscribe for 3,636,363 new common shares to be issued by Vitru for a total consideration of R$300 million, equivalent to US$58.3 million based on the applicable exchange rate pursuant to the Investment Agreement, or approximately US$16.02 per common share.

As previously announced, Vitru has commenced a rights offering pursuant to which it is distributing nontransferable subscription rights to each holder of its common shares as of 5:00 p.m., Eastern Time, on October 21, 2022 (the “Record Date”). The subscription rights may be exercised at any time during the subscription period, which commenced on October 24, 2022, and ends at 5:00 p.m., Eastern Time, on November 17, 2022. One subscription right is being distributed for each six common shares held as of the Record Date, with each subscription right exercisable for one common share at an exercise price of US$16.02 per full common share. Vitru will not issue any fractional shares upon exercise of any subscription rights in the rights offering, and shareholders must exercise subscription rights which would result in the issuance of at least one whole common share to participate in the rights offering.

Crescera also has the option to acquire additional common shares not subscribed for by Vitru’s minority shareholders in Vitru’s previously announced rights offering, for up to a maximum amount equivalent to R$100 million less the total amount received by Vitru from subscriptions of new common shares by minority shareholders pursuant to the rights offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/